Exhibit 99.1

Beamr Launches ML-Safe Lossless Compression for Autonomous Vehicle Fleets

Autonomous vehicle test fleets generate more video than they can store or move. Beamr’s lossless compression keeps footage bit-exact at capture in the test vehicles, while reducing file sizes by 47%.

Join the demonstration at AutoSens Europe, Barcelona, September 22–24, stand 131

Herzliya, Israel, Sept. 16, 2026 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (Nasdaq: BMR), a leader in video optimization technology and solutions, today launched lossless compression as part of ML-Safe video data compression for autonomous vehicles (AV). The ML-Safe solution, enabling AV teams to reduce video data file sizes while preserving ML model accuracy, now covers lossy compression that is confirmed against the model’s own accuracy metrics, and lossless compression that is bit-exact by definition.

Beamr will demonstrate its ML-Safe solution at AutoSens Europe in Barcelona, September 22–24, stand 131.

AV test fleets generate more video than they can store or move. A single test vehicle runs as many as 16 cameras, and 11 is typical. They can record tens of terabytes in one shift. Cameras commonly produce 12-bit Bayer, the camera sensor’s raw output before it enters the AV pipeline. Until now AV teams often had to keep the footage raw, without compression, since the encoder in the test vehicle did not accept the 12-bit Bayer format. As a result, AV teams had two choices: keep the raw footage and pay for it in drives, swaps and upload time, or delete video data and hope a future model never needs it.

Beamr’s lossless compression addresses the AV teams need by taking the 12-bit Bayer and compressing it with zero loss. In addition, data-capture capacity is almost doubled, data is preserved, and no new hardware is needed. The work runs on the video encoder that is integrated in the GPU already in the data logger. Since the encoder runs separately from the GPU compute cores, compression draws on capacity the AI models are not using.

Beamr’s lossless compression is designed to compress multiple cameras in real time on the video encoder of a single GPU. In Beamr’s testing on 12-bit Bayer recordings from 8-megapixel cameras, compressed files were 47% smaller than raw.

“Through our joint work with AV and ADAS companies we identified their need for lossless compression at the edge, in the data-collection vehicle, supporting multiple camera streams in real time. So we built it,” said Sharon Carmel, Beamr CEO. “By running Beamr’s lossless solution accelerated by GPUs, we are demonstrating a solution that reduces the data at the point of capture while preserving every bit of the original camera data.”

“Lossless compression was the piece missing from Beamr’s ML-Safe video data compression solution for AV,” said Dani Megrelishvili, Beamr CPO. “We are already offering ML-Safe lossy compression tested against the team’s own models. Now teams that need every bit kept can also compress in the test vehicle. This puts Beamr at the point where data is created, and what is saved there is saved again at every step that follows: on the drives, on the way to the cloud, and in every training run that reads it.”

Autonomous vehicle and ADAS teams can test Beamr ML-Safe compression on their own video data and pipeline design. To book a meeting at AutoSens Europe, Barcelona (stand 131), or request lossless evaluation on your data, visit beamr.com/lossless.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com and follow us on Linkedin and X.

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